Exhibit 99.3

EXHIBITS

Exhibit Number	Page
99.3

Copies of the disclosure letters that were filed today, March 23, 2023, by PLDT Inc. with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing & Exchange Corporation in connection with the Company’s audited consolidated financial results for the year ended December 31, 2022.

March 23, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

OIC-Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith PSE Disclosure Forms 4-31 and 4-30 in connection with the Company’s audited consolidated financial results for the year ended December 31, 2022.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,424 As of February 28, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address

MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	Marc 23, 2023
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT’s audited consolidated financial results for the year ended December 31, 2022.
Background/Description of the Disclosure

The highlights of PLDT’s audited consolidated financial results for the year ended December 31, 2022 are as follows:

1.
TELCO CORE INCOME UP 10% OR ₱2.9B TO ₱33.1B
2.
CONSOLIDATED SERVICE REVENUES RISE BY ₱8.1B OR 4% TO ₱190.1B, A NEW ALL-TIME HIGH
3.
CONSOLIDATED EBITDA BREACHES ₱100B FOR THE FIRST TIME
4.
FIBER-ONLY REVENUES GROW BY ₱15B OR 45%TO ₱48.5B AS HOME BUSINESS ADDS 514,000 NEW FIBER CUSTOMERS, REPRESENTING 59% OF NEW FIBER CUSTOMERS AND REVENUE GROWTH OF THE INDUSTRY IN 2022
5.
HOME TOTAL REVENUES ACCELERATES BY 20% TO ₱57.4B, A HISTORIC HIGH
6.
ENTERPRISE LOGS HIGHEST-EVER REVENUES AT ₱47.5B
7.
INDIVIDUAL WIRELESS REVENUES HIT ₱82B ON INCREASED MOBILITY
8.
CAPEX AT ₱96.8B IN 2022, WILL BE LOWER IN 2023
9.
SMART IS BEST MOBILE NETWORK IN 2022: OOKLA
10.
FINAL REGULAR AND SPECIAL CASH DIVIDENDS OF ₱59 PER SHARE, TOTAL DIVIDENDS OF ₱134 FOR 2022, EFFECTIVE PAYOUT OF 88% OF TELCO CORE

Other Relevant Information
Please refer to the attached press release for the relevant details.

This disclosure may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT’s audited consolidated financial results for the year ended December 31, 2022.
Background/Description of the Disclosure

The highlights of PLDT’s audited consolidated financial results for the year ended December 31, 2022 are as follows:

1.
TELCO CORE INCOME UP 10% OR ₱2.9B TO ₱33.1B
2.
CONSOLIDATED SERVICE REVENUES RISE BY ₱8.1B OR 4% TO ₱190.1B, A NEW ALL-TIME HIGH
3.
CONSOLIDATED EBITDA BREACHES ₱100B FOR THE FIRST TIME
4.
FIBER-ONLY REVENUES GROW BY ₱15B OR 45%TO ₱48.5B AS HOME BUSINESS ADDS 514,000 NEW FIBER CUSTOMERS, REPRESENTING 59% OF NEW FIBER CUSTOMERS AND REVENUE GROWTH OF THE INDUSTRY IN 2022
5.
HOME TOTAL REVENUES ACCELERATES BY 20% TO ₱57.4B, A HISTORIC HIGH
6.
ENTERPRISE LOGS HIGHEST-EVER REVENUES AT ₱47.5B
7.
INDIVIDUAL WIRELESS REVENUES HIT ₱82B ON INCREASED MOBILITY
8.
CAPEX AT ₱96.8B IN 2022, WILL BE LOWER IN 2023
9.
SMART IS BEST MOBILE NETWORK IN 2022: OOKLA
10.
FINAL REGULAR AND SPECIAL CASH DIVIDENDS OF ₱59 PER SHARE, TOTAL DIVIDENDS OF ₱134 FOR 2022, EFFECTIVE PAYOUT OF 88% OF TELCO CORE

Other Relevant Information

Please refer to the attached press release for the relevant details.

This disclosure may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on March 23, 2023, the Board approved the Company’s audited consolidated financial statements for year ended December 31, 2022, with the following highlights:

1.
TELCO CORE INCOME UP 10% OR ₱2.9B TO ₱33.1B

2.
CONSOLIDATED SERVICE REVENUES RISE BY ₱8.1B OR 4% TO ₱190.1B, A NEW ALL-TIME HIGH

3.
CONSOLIDATED EBITDA BREACHES ₱100B FOR THE FIRST TIME

4.
FIBER-ONLY REVENUES GROW BY ₱15B OR 45%TO ₱48.5B AS HOME BUSINESS ADDS 514,000 NEW FIBER CUSTOMERS, REPRESENTING 59% OF NEW FIBER CUSTOMERS AND REVENUE GROWTH OF THE INDUSTRY IN 2022

5.
HOME TOTAL REVENUES ACCELERATES BY 20% TO ₱57.4B, A HISTORIC HIGH

6.
ENTERPRISE LOGS HIGHEST-EVER REVENUES AT ₱47.5B

7.
INDIVIDUAL WIRELESS REVENUES HIT ₱82B ON INCREASED MOBILITY

8.
CAPEX AT ₱96.8B IN 2022, WILL BE LOWER IN 2023

9.
SMART IS BEST MOBILE NETWORK IN 2022: OOKLA

10.
FINAL REGULAR AND SPECIAL CASH DIVIDENDS OF ₱59 PER SHARE, TOTAL DIVIDENDS OF ₱134 FOR 2022, EFFECTIVE PAYOUT OF 88% OF TELCO CORE

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

March 23, 2023

PLDT pressrelease

TELCO CORE INCOME UP 10% OR ₱2.9B TO ₱33.1B

CONSOLIDATED SERVICE REVENUES RISE BY ₱8.1B OR 4%

TO ₱190.1B, A NEW ALL-TIME HIGH

CONSOLIDATED EBITDA BREACHES ₱100B FOR THE FIRST TIME

FIBER-ONLY REVENUES GROW BY ₱15B OR 45%TO ₱48.5B
AS HOME BUSINESS ADDS 514,000 NEW FIBER CUSTOMERS,
REPRESENTING 59% OF NEW FIBER CUSTOMERS
AND REVENUE GROWTH OF THE INDUSTRY IN 2022

HOME TOTAL REVENUES ACCELERATES BY 20%
TO ₱57.4B, A HISTORIC HIGH

ENTERPRISE LOGS HIGHEST-EVER REVENUES AT ₱47.5B

INDIVIDUAL WIRELESS REVENUES HIT ₱82B ON INCREASED MOBILITY

CAPEX AT ₱96.8B IN 2022, WILL BE LOWER IN 2023

SMART IS BEST MOBILE NETWORK IN 2022: OOKLA

FINAL REGULAR AND SPECIAL CASH DIVIDENDS OF ₱59 PER SHARE,
TOTAL DIVIDENDS OF ₱134 FOR 2022,
EFFECTIVE PAYOUT OF 88% OF TELCO CORE

MANILA, Philippines 23rd March 2023 – Despite the challenging industry and economic environment, PLDT Inc. (PSE: TEL) (NYSE: PHI) (PLDT) reported all-time high Service Revenues (net of interconnection costs) of ₱190.1 billion in 2022, up 4% compared with a year ago. In the fourth quarter of 2022, Consolidated Service Revenues grew by 4% or ₱2.0 billion to ₱48.2 billion, compared with the same period last year.

“Our core business remains to be sound, and continues to show solid EBITDA numbers,” said Alfredo S. Panlilio, PLDT and Smart President and CEO. “We have an excellent network, strong brands and attractive products. Wireless is simplifying its portfolio, Home continues to expand beyond connectivity, and Enterprise is pursuing its digital transformation initiatives,” he added.

Consolidated EBITDA also reached an all-time high, growing 4% year-on-year to ₱100.5 billion, excluding Manpower Rightsizing Program expenses of ₱5.0 billion, driven by higher service revenues. This marks the first time the company breached the ₱100-billion mark. EBITDA margin was at 51% in 2022.

Data and broadband, which grew by 9% or ₱12.7 billion to ₱152.5 billion, contributed 80% of Consolidated Service Revenues.

Telco Core Income, excluding the impact of asset sales and Voyager Innovations, reached ₱33.1 billion, up 10% or ₱2.9 billion from last year. Reported Income decreased to ₱10.5 billion, mainly due to Accelerated Depreciation booked for the year.

Consolidated Net Debt as of end-December 2022 amounted to ₱225.7 billion while Net-Debt-to-EBITDA stood at 2.25x. Gross Debt was at ₱251.9 billion, with maturities well spread out. Only 17% of Gross Debt is denominated in US dollars and 5% is unhedged. PLDT maintained its credit ratings from Moody’s and S&P Global at investment grade.

“We still have one of the highest EBITDA margins in the region, a good indicator of how well the core telco business is performing,” Panlilio said.

Tower deals: bringing down costs to serve, aligned with the government’s digital infrastructure thrust

In line with its transformation strategy and the Government’s Common Tower Policy, the PLDT Group signed agreements for the sale and leaseback of a third portfolio of 650 towers for approximately ₱9.2 billion to Unity Digital Infrastructure Inc. (“Unity”) in December 2022, and a fourth portfolio of 1,012 towers for over ₱12.1 billion to Frontier Tower Associates Philippines, Inc. (“Frontier”) in March 2023.

Backed by Aboitiz InfraCapital and Partners Group, Unity is an established independent tower company in the Philippines and an existing partner of the PLDT Group. The 650 towers being monetized are primarily located in the Visayas and Mindanao. On the other hand, Frontier is a subsidiary of Pinnacle Towers Pte. Ltd., an Asia-focused digital infrastructure platform with a strong focus on the rapidly growing Philippines market, which KKR invested in during 2020. The 1,012 towers being monetized are primarily located in Luzon.

These transactions brought the total number of towers to be monetized via sale and leaseback transactions to over 7,500 for a total cash consideration of more than ₱98 billion, helping bring down costs to serve.

“These transactions represent another important milestone in our asset-light strategy focused on operational efficiencies and best-in-class customer experience, supportive of the government’s digital roadmap for the Philippines,” said Panlilio, a member of the Private Sector Advisory Council (PSAC) Digital Infrastructure group that supports the nation’s development blueprint and digitalization agenda through the GoDigital Pilipinas movement.

In line with PLDT’s dividend policy of paying out 60% of Telco Core Earnings, a final regular cash dividend of ₱45 per share will be paid out on April 21, 2023 to shareholders of record as of April 11, 2023. An interim regular dividend of ₱47 per share was paid in September 2022, bringing total regular dividends paid for 2022 earnings to ₱92 per share. In addition, a final special dividend of

₱14 per share will be paid together with the final regular dividend. This brings the total special dividend per share declared in relation to the sale of 5,907 towers to ₱42. Total regular and special dividends for 2022 amounts to ₱134 per share, representing an effective dividend payout of 88% of Telco Core Earnings.

Home: sustaining upward momentum, led by record broadband customers

Driven by sustained execution in serving strong market demand, Home’s fiber-only service revenues grew by 45%, or ₱15 billion, from ₱33.5 billion to a record ₱48.5 billion, capturing 59% of the total Fiber industry growth in 2022.

This brought total Home revenues to an all-time high of ₱57.4 billion for the full year 2022, up ₱9.6 billion, or 20%, marking the second consecutive year of double-digit revenue growth for the segment.

Despite multiple challenges in 2022, PLDT Home installed a total of 1.1 million new fiber customers and migrated 0.1 million customers to fiber for the full year 2022. Noting the continued growth of the Home business, Panlilio said, “We are looking to consolidate the broadband market, which has been our growth pillar for the past two years, while strengthening our position.”

As of end-2022, PLDT had deployed 1.5 million fiber ports nationwide, bringing the total number of fiber ports to 6.08 million covering around 17,700 barangays. Port utilization for the year was at 60%.

As PLDT continued to connect more Filipinos nationwide to its fiber network, Ookla®, the company behind Speedtest® and the global leader in fixed broadband and mobile network testing applications and data analysis, consistently recognized PLDT as the Philippines’ fastest broadband provider for five consecutive years.

PLDT Home’s fiber subscribers as of end-December 2022 stood at 2.9 million, with 514,000 net additions for the year, capturing 59% of Fiber customer industry growth for 2022. Fiber-only revenues accounted for 84% of total Home revenues, up 70% compared with a year ago.

On March 16, 2023, PLDT entered into a Sale and Purchase Agreement with Sky Vision Corporation, ABS-CBN Corporation, and Lopez, Inc, for the proposed acquisition by PLDT of the broadband business and related assets of Sky Cable Corporation (“Sky”), through the purchase of 100% of Sky’s total issued and outstanding capital stock, for a total consideration of ₱6.75 billion. The closing of the proposed transaction shall be subject to obtaining all applicable Government approvals and clearances, all required consents and corporate actions.

Enterprise: powering ahead with data and solutions, scales highest-ever revenues

PLDT Enterprise logged its highest-ever revenues, with data and solutions continuing to drive growth. In 2022, Enterprise revenues grew by ₱3.5 billion or 8% to ₱47.5 billion.

Enterprise’s Fixed business performed at an all-time high, driven by high-capacity data demand, while its Wireless business, despite challenges, displayed consistent growth, driven by its technology solutions portfolio. Record data center performance, on the other hand, boosted its ICT segment along with strong growth in its cloud business. This market-leading performance has solidified PLDT Enterprise’s position as the most trusted digital transformation partner for the enterprise market, including small and medium businesses and government. Strengthening its foothold as the country’s Data Center powerhouse and “Home of Hyperscalers”, Enterprise’s investments in the Jupiter, Asia Direct, and Apricot cable systems will help cover diverse industry future requirements for massive data capacity and high-speed connectivity.

Findings from a Net Promoter Score (NPS) survey conducted by a third-party firm showed that PLDT Enterprise has surpassed competition in terms of overall customer experience, growing to 37 points, bolstered by strengthened relationships with customers, faster turnaround time for proposals, and increased adoption of digital solutions. The score goes even as high at plus-52 for customers subscribed to ePLDT services or ICT solutions.

“ePLDT is going to be an important growth pillar, and we want to be a significant player in the cloud business in Southeast Asia,” said Victor Genuino, ePLDT President and CEO.

ePLDT’s Vitro data center network is also reinforcing its leadership in the local data center industry with the ongoing construction of its PLDT’s 11th Data Center in Sta Rosa, Laguna. Vitro is ready to serve local clients as well as global hyperscalers. Genuino added, “we continue to enhance our competency and capabilities in the cloud and cybersecurity space to better serve the ICT needs of our customers, now and in the future.”

Individual Wireless: defying strong headwinds with improving revenues

PLDT’s Individual Wireless segment posted ₱82 billion in revenues in 2022, driven by 2% growth in Data Revenues. Individual Wireless revenues however declined by 5%.

Faced with even higher inflation and tighter competition in the fourth quarter, the Individual Wireless segment registered ₱20.4 billion of revenues in the fourth quarter of 2022, steady versus the third quarter, buoyed by more competitive flagship offers and promos that were able to ride the Christmas uplift such as Power All and Double Giga, while at the same time leveraging Smart’s latest recognition as the country’s Best Mobile Network, according to Ookla.

Combined revenues of Smart Prepaid, Smart Postpaid and Smart Bro grew by 2% in the fourth quarter alone, versus the previous quarter.

Smart Prepaid drove the Prepaid segment’s growth momentum, while Smart Bro Pocket Wifi revenues more than doubled with new offers capitalizing on increased mobility as more people returned to work and traveled. TNT prepaid, being a value brand that caters to the mass market, was more impacted by rising inflation and tightening wallets during the second half of the year. Smart Prepaid has also been leveraging its partnership with Maya to drive more top-ups, whereas Smart Live events with local and international music acts such as Ben & Ben, Eraserheads and South Korean boy band Seventeen helped Smart attract subscribers from competitors.

Total Postpaid (Smart and Sun), on the other hand, registered growth in the fourth quarter led by the stellar double-digit growth of Smart Postpaid on the back of new flagship devices and competitive plans. Smart Postpaid ended 2022 with 6% full year growth.

Towards the end of 2022, after months of preparation with Government and industry partners, Smart launched its SIM Registration efforts in compliance with the law, unveiling its online SIM registration portal on December 27 and rolling out on-ground initiatives to help more subscribers register their SIMs. Smart has been recognized by the National Telecommunications

Commission as providing the industry best practice for SIM Registration by putting in place the best solutions to make SIM registration easy, convenient, and rewarding for its subscribers.

Underpinning this level of performance is Smart’s wireless network, which has been cited by Ookla as the Philippines' Best Mobile Network for 2022.To earn this citation, a mobile operator must lead in two crucial Ookla Speedtest AwardsTM categories, namely Fastest Mobile Network and Best Mobile Coverage, for all quarters of 2022. Mobile data traffic grew 14% to 1,230 petabytes in the fourth quarter from previous quarter.

Network: enabling digital buildout, maximizing investments

Powering the nation’s digitalization aspirations, the PLDT Group has further expanded its total fiber footprint to approximately 1.1 million kilometers, consisting of over 231,000 kilometers of international fiber and around 866,000 kilometers of domestic fiber as of end-2022. Homes passed reached some 17.2 million homes in 68% of the country’s cities and municipalities.

PLDT’s fiber infrastructure supports Smart’s approximately 76,500 base stations, including more than 7,200 5G base stations and close to about 38,800 4G/LTE base stations deployed nationwide. Smart’s network covers 97% of the population with 3G, LTE, and 5G.

Maya: leveraging digital banking advantage to accelerate growth

Maya is the most comprehensive fintech ecosystem in the Philippines. Powered by the number-1 merchant acquiring business, the number-1 rated consumer finance app, and a digital bank, Maya provides end-to-end financial services to consumers and enterprises in the Philippines. Maya continues to double down on its digital banking advantage to accelerate its growth in bringing more progressive digital financial services such as savings, credit, and investments to Filipinos.

For consumers, the Maya app combines the power of an e-wallet with best-in-class savings, instant credit, and cryptocurrency under one seamless and gamified experience. Today, it is the number-1 digital banking app in the Philippines, with 1.5 million bank customers and ₱14.7 billion in deposit balances as of December 31, 2022.

Maya Business offers integrated payment solutions and embedded banking for enterprises, serving the Philippines' largest e-commerce platforms, everyday merchants, government, and micro, small, and medium-sized enterprises (MSMEs). It is the country's top merchant payments processor and the leader in QR Ph for retail payments in 2022 based on BancNet data.

In 2022, Maya started offering credit to consumers and micro, small, and medium-sized enterprises (MSMEs). It is fast growing its loan portfolio, having disbursed over ₱3 billion over a period of six months to new credit customers while still on a by-invite access mode as of December 31, 2022.

Sustainability: forging ahead towards becoming the region’s leading ESG Telco

PLDT Group forged ahead in its sustainability journey in 2022, making great strides in its Environmental, Social and Governance (ESG) initiatives. Sustainability continues to be central to PLDT’s business and a key pillar to its overall transformation.

Under the Environment pillar, PLDT is following through on its commitment to reduce its greenhouse gas (GHG) emissions.

Following the activation of its solar rooftop panels in Cebu, Iloilo, Bacolod and Roxas City in the third quarter of 2022, PLDT recorded a reduction of 137.07 tons in greenhouse gases—equivalent to 6,300 trees planted and realizing ₱0.9 million in opex savings.

Under the Social pillar, the Group has also continued empowering communities and its own employees.

Promoting digital inclusion, Smart’s value brand TNT unveiled its ‘Affordaloads’ promos, which offer mobile data access for as low as ₱10 for 3 days or ₱3.33 per day, helping low-income Filipinos stay connected and entertained amid rising inflation—which is core to TNT’s brand promise to bring saya or joy to Filipinos.

PLDT and Smart have also bolstered their cybersecurity measures, safeguarding customers and children 24/7. As of end-2022, PLDT and Smart’s Cyber Security Operations Group (CSOG) thwarted more than 182 million cyber-attacks and breach attempts. Supporting the government in improving the online security of Filipinos, Smart has also ramped-up its SIM Registration initiatives across the country.

PLDT and Smart remain hard at work to end online sexual abuse and exploitation of children (OSAEC). In 2022, the PLDT Group foiled more than 1.3 billion attempts to access URLs that show child sexual abuse materials (CSAM).

Under the Governance pillar, the PLDT Group continues to align with global best practices. A testament to this is PLDT’s inclusion in the latest ASEAN Asset Class in the ASEAN Corporate Governance Scorecard (ACGS) for 2021. PLDT is also among the top 80 Philippine public listed companies recognized at the ACGS Golden Arrow Awards.

PLDT also achieved significant score improvements in its latest ESG ratings by global organizations S&P Global, MSCI ESG, and CDP in 2022. These independent ESG assessments measure the performance of companies in terms of transparency and management of ESG risks and opportunities, providing relevant sustainability-oriented insights and benchmarks among shareholders and investors.

Outlook: stronger in adversity, more lives to uplift

“We breached ₱100 billion in EBITDA for the first time in 2022, and we will only continue to grow from there. We are looking to increase our revenues by mid-single digit and Capex will recalibrate to between ₱80-85 billion. We have issued today a separate update on our disclosure last December 16, 2022 regarding Capex,” Panlilio said.

“We anticipate providing core income guidance for 2023 in May when we release our first quarter 2023 results,” Panlilio stated.

PLDT Chairman Manuel V Pangilinan emphasized that these targets can only be achieved by improving the company’s processes and controls and looking at digital businesses that can enhance the value of PLDT.

“2022 demanded practically everything that we had. Despite the adversities, I remain convinced that PLDT will not only survive but thrive; our core business is strong; and our people endured, inspired by our singular mission of safeguarding and enhancing shareholder value. As we approach PLDT’s 100th year, we forge ahead in pursuit of the Group’s North Star—enabling a digital life for every Filipino and improving lives,” said Pangilinan.

x x x

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2022 and 2021

(in million pesos)

	2022	2021
ASSETS
Noncurrent Assets
Property and equipment	292,745	302,736
Right-of-use assets	28,863	20,081
Investments in associates and joint ventures	51,546	53,364
Financial assets at fair value through profit or loss	432	339
Debt instruments at amortized cost – net of current portion	596	400
Investment properties	1,015	929
Goodwill and intangible assets	64,549	62,535
Deferred income tax assets – net	17,636	13,385
Derivative financial assets – net of current portion	81	48
Prepayments – net of current portion	81,053	94,777
Contract assets – net of current portion	662	566
Other financial assets – net of current portion	3,489	3,099
Other non-financial assets – net of current portion	166	138
Total Noncurrent Assets	542,833	552,397
Current Assets
Cash and cash equivalents	25,211	23,907
Short-term investments	383	2,241
Trade and other receivables	26,255	21,790
Inventories and supplies	3,568	3,662
Current portion of contract assets	1,571	1,685
Current portion of derivative financial assets	—	93
Current portion of debt instruments at amortized cost	—	207
Current portion of prepayments	14,696	12,707
Current portion of other financial assets	206	7,064
Current portion of other non-financial assets	668	575
	72,558	73,931
Assets classified as held-for-sale	8,771	—
Total Current Assets	81,329	73,931
TOTAL ASSETS	624,162	626,328

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	18,799	34,243
Other comprehensive loss	(35,482)	(36,437)
Total Equity Attributable to Equity Holders of PLDT	108,727	123,216
Noncontrolling interests	5,234	4,249
TOTAL EQUITY	113,961	127,465

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2022 and 2021

(in million pesos)

	2022	2021
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	217,288	241,075
Lease liabilities – net of current portion	31,958	17,131
Deferred income tax liabilities – net	204	169
Derivative financial liabilities – net of current portion	190	100
Customers’ deposits	2,313	2,270
Pension and other employee benefits	1,745	7,760
Deferred credits and other noncurrent liabilities	9,501	6,084
Total Noncurrent Liabilities	263,199	274,589
Current Liabilities
Accounts payable	105,187	99,718
Accrued expenses and other current liabilities	93,545	106,113
Current portion of interest-bearing financial liabilities	32,292	11,482
Current portion of lease liabilities	10,477	4,555
Dividends payable	1,821	1,708
Current portion of derivative financial liabilities	960	115
Income tax payable	982	583
	245,264	224,274
Liabilities associated with assets classified as held-for-sale	1,738	—
Total Current Liabilities	247,002	224,274
TOTAL LIABILITIES	510,201	498,863
TOTAL EQUITY AND LIABILITIES	624,162	626,328

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2022, 2021 and 2020

(in million pesos, except earnings per common share amounts which are in pesos)

	2022	2021	2020
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	196,227	185,751	173,634
Non-service revenues	9,018	7,506	7,370
	205,245	193,257	181,004
EXPENSES
Depreciation and amortization	98,714	52,169	47,480
Selling, general and administrative expenses	85,304	78,303	75,255
Cost of sales and services	14,517	13,341	12,295
Asset impairment	6,107	4,985	7,646
Interconnection costs	6,104	3,698	2,146
	210,746	152,496	144,822
	(5,501)	40,761	36,182

OTHER INCOME (EXPENSES) – NET	19,010	(6,607)	(3,161)
INCOME BEFORE INCOME TAX	13,509	34,154	33,021

PROVISION FOR INCOME TAX	2,774	7,478	8,441
NET INCOME	10,735	26,676	24,580
ATTRIBUTABLE TO:
Equity holders of PLDT	10,485	26,367	24,284
Noncontrolling interests	250	309	296
	10,735	26,676	24,580
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	48.26	121.76	112.12
Diluted	48.26	121.76	112.12

	PLDT Consolidated
	Full Year
(Php in mn)	2022	2021	% Change

Total revenues	205,245	193,257	6%

Service revenues (a)	196,227	185,751	6%

Expenses (b)	210,746	152,496	38%

EBITDA, exMRP	100,478	96,169	4%
EBITDA Margin	51%	52%

Income before Income Tax	13,509	34,154	(60%)

Provision for Income Tax	2,774	7,478	(63%)

Net Income - Attributable to Equity Holders of PLDT	10,485	26,367	(60%)

Telco Core Income (c)	33,116	30,233	10%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	196,227	185,751	6%
Interconnection costs	6,104	3,698	65%
Service Revenues, net of interconnection costs	190,123	182,053	4%

(b) Expenses includes Interconnection Costs and MRP expenses
(c) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Marilyn A. Victorio-Aquino Name : Marilyn A. Victorio-Aquino Title : Corporate Secretary Date : March 23, 2023